

Gigmor

INVEST IN **GIGMOR**

Music Discovery, Booking & Ticketing App. The Anti-Ticketmaster Solution for Independent Music.

LEAD INVESTOR



Alex Amin

Gigmor is a fantastic product for a large untapped market, led by experienced, talented, successful founders. As a CEO who understands talent/creator marketplaces, I believe Gigmor has built a best in class set of tools for musicians that connects them with opportunities to grow their audiences and monetize their talent. I've tracked the business and known the founder for some time, and believe that they will win this category. I am honored to lead this round and excited to join the Gigmor team on this journey.

Invested $5,000 this round

gigmor.com Los Angeles CA













Technology | Fintech & Finance | Notable Angel | Female Founder | B2C

Notable Investors

Tom Hamilton

Musician and Songwriter, Aerosmith

Jan Brandt

Former Vice Chair & CMO, America Online

Alex Amin

Co-CEO, Talent Systems

Todd James

Former SVP, Portfolio Manager, Capital Group

Ted Samuels

Former Global Equity Portfolio Manager, Capital Group

Brian Kennedy

Analyst/Portfolio Manager, Capital Group

Alex Fries

Serial Entrepreneur with multiple exits. Now Venture Capitalist.

Lewis Stanton

CEO, World Gym International

Eric Fleiss

CEO, Regent Properties

Todd Christiansen

Venue Owner, The Mint

Featured Investors

Investors include

Tom Hamilton Jan Brandt Alex Amin Todd James Ted Samuels

Brian Kennedy Alex Fries Lewis Stanton Eric Fleiss Todd Christiansen

Alex Amin



Tom Hamilton

🏆 Notable

Follow



Highlights

1 🤘 Music Platform helping independent musicians get booked, earn income and grow their fanbases

2 ⭐ 100,000 artist, venue and fan accounts — growing 30% per month

3 🤑 $250K Annual Revenue, growing 200% YoY with multiple revenue streams

4 ⭐ Sticky subscription product that has just 1% monthly churn rate - better than Spotify's 3.9%!

🤘 Partnerships with iconic music brands: SXSW, BMI, SoundCloud, Whisky a Go Go &

5. 🤘 Partnerships with iconic music brands: SXSW, BMI, SoundCloud, Whisky a Go Go & The Mint.

6. 🤤 Independent artists are the growth engine of the $120B music industry, w/revenues growing 30% YoY

7. ⭐ Executive Team from America Online (AOL), QVC, Hewlett Packard, Expedia and Salomon Smith Barney

8. 🤘 Key Investors: Aerosmith's Tom Hamilton, Capital Group Portfolio Mgrs. and AOL's Former CMO

Our Team



David Baird Founder & CEO

Serial entrepreneur, technology executive and musician/bandleader. Previously founder of Troubadour Digital Media, a digital agency. Former head of AOL's E-Commerce group, overseeing growth from $0 to over $1B in revenue.



Tracy Eumont Co-Founder

Gigmor Co-Founder, Head of Product, Chief Brand Officer. 20+ year tech career that includes extensive experience spanning marketing, business development, product design and e-commerce. Oversaw the growth of AOL's Shopping Channel to 20M MAU.



Mac Dziedziela CTO

Senior technology executive and entrepreneur with over 20 yrs experience at blue chip companies like HP and Expedia. Oversaw technology development for Pottermore, a platform with over 18 million users and over 150 million page views a month.

Why Gigmor?



Gigmor
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4:53
Finishing up with the kids and the crib so I can hop in this booth

Gigmor is a marketing and monetization platform that connects bands, venues and fans through booking, ticketing and event promotion. Our app empowers creators to grow their fan bases and monetize them through gigs, tips, crowdfunding donations and merchandise sales.

We're working to build the largest network and ecosystem in the world for musicians, venues and music fans. We know firsthand the frustration and the problems faced by millions of artists who need to grow their careers by getting booked and playing live, as well as growing their fan base.

Mission



Empower 60M Musicians
to earn income,
grow their fan base &
build their careers

Gigmor

Music is a $120B Industry

The music industry is a $120B global business with strong growth ahead according to Goldman Sachs. Gigmor is focused on two drivers of growth: independent live music and fan→artist direct payments.

Independent live music is an inefficient, fragmented business with a ton of unused capacity: venues sit empty, artists can't get enough gigs, fans don't know how to find local live music. Technology platforms like Gigmor will vastly reduce that inefficiency, just as Airbnb has done for excess space, OpenTable did for reservations, etc. A 10% lift in that sector alone is $1.2B in new revenue!

Fans paying artists directly (instead of paying for a streaming service or buying tickets to a show), is a new concept, one enabled by innovative technology. Whether it be through online tips, paid subscriptions to exclusive content, buying merch online or other monetization features, our platform was built to enable artists to grow their income by connecting directly with fans.





Live Music - Signed Artists
$50

Recorded Music
$50

Billions $

Gigmor

How We Will Grow the TAM

- Massive **Unused Capacity** in Independent Live Music
  - Fragmented, Inefficient Market with No Dominant Platform
  - Venue dark nights, Hotels, Restaurants, Breweries, Private Events, Retailers...

- **Direct Payments** from Fans to Artists are a Game Changer
  - Tips, Subscriptions, Fundraising Campaigns, Music/Merch Sales



Artist/Fan
$2

Independent Live
$12

Publishing
$10

Recorded
$50

Live
$50

Gigmor

Our mission at Gigmor is to empower 60 million artists worldwide to earn income, grow their fan base and build their careers.

Everyone knows Taylor Swift, but there are only 20,000 signed artists in the US—a tiny fraction of the millions of music creators at various stages of their careers. Independent music is the growth engine of the music business.

And of course, music itself is part of the creator economy, which is doubling every two years.

Twenty years ago only small number of artists were able to create and record music because the costs of renting a recording studio were so high they could only be funded by a record label.

That world has changed radically. Now you can create music in your bedroom that sounds just as professional and polished as what you hear on the radio.

As a result, there's a massive amount of new music content created. That content finds its way to the streaming platforms. But what then? Artists are in a completely DIY world, left on their own to find gigs, build an audience and earn income.

Over 120,000 music tracks or songs are uploaded daily every day to the major distribution services like Spotify, Apple Music and other platforms.

Fact - More than 50% of all music tracks were uploaded in the last 3 years alone.

This is a $120 billion+ market that is ripe for disruption!

The Problem

Growing and monetizing a fan base is insanely difficult!

- Existing social networks aren't built for easy monetization

- Streaming services pay only $0.004 per stream

- Live shows/tours have high costs and need extensive promotion

- Maintaining multiple accounts to connect with fans is frustrating and hard work

Our Solution

Meet Gigmor: A Scalable New Revenue Source for Artists - Convert Fans into Paying Customers

Artists' primary channel to find and engage an audience and grow their fan base is via social networks. But social networks weren't designed for their needs. Instagram is a photo sharing platform, so using it to promote music and shows necessitates workarounds and strange software tools like Link in bio.

Similarly, streaming services weren't designed to help musicians and artists to find and connect with fans. Our new app is a platform that helps artists earn income by finding gigs at music clubs, festivals and private events and by offering tools that help them connect with and monetize their fan base.

Live music is everywhere—it's not just in music venues but in restaurants, breweries, hotels, weddings, malls, airports. Gigmor's marketplace connects music artists with gigging opportunities of all kinds and helps event organizers find, evaluate and book the right talent.

But we're not stopping there. The opportunity is much larger. We're helping artists and venues promote their shows in our live music directory and we're helping fans discover artists and local live music. Our flat fee ticketing platform is specifically designed for independent artists and venues. Ultimately, our goal is to become an income-generating platform that helps artists convert their fans into paying customers. We're building a three-sided network that will create massive network effects, building sustainable competitive advantage.

How it Works





Local Shows
Regional Tours
Festivals
Private Events
Artist/Fan Network
Live Music Directory
Sharing to Socials
Gigmor Tickets
GigFunder Crowdfunding
Merch Sales
Music Sales
Gigmor

Gigmor is already a leading music network in the US with over 100,000 artists, venues and fans.

We're based in L.A., which is the music capital of the world.

And many of the venues we've signed up are iconic venues like The Whiskey A Go-Go, and the Viper Room.

Booking

We've built a lot of partnerships along the way that have fueled our growth. BMI, one of the largest PROs (performance rights organizations), approached us after COVID to help reboot the live music industry. We have a longstanding partnership with SoundCloud, the largest streaming service for independent artists. And in the last year we became a presenter at SXSW, where we have an annual showcase much sought after by artists at many stages of their careers.

Gigmor
Leading Booking Platform
- 100K Artists, Venues & Fans
- 90+ Countries
LA-Based Team with Proven Track Record
- Former Senior AOL E-Commerce ($1B+ Revenue)
Strategic Partners
- BMI, SoundCloud, SXSW
Multiple Revenue Streams



- Subscriptions, Ticketing, Sponsorships
Gigmor

Artist Profile

Artist Profile: Link in Bio on Steroids
Merch Store Drives Sales
Tips/Subscriptions Add Income
Social Feed Drives Engagement
Gigmor
Book Now
Streamlined Booking
Gigmor

The artist profile on Gigmor is designed to be a one stop shop for event organizers and fans looking to discover, book and interact with artists. We call it "Link-in-bio on steroids." It integrates everything that a fan or a venue would need to know about an artist, including their music, upcoming and past shows, merch, bio and social media accounts.

Business Model

Business Model
SUB
Subscriptions
Indie Artist: $9.99/mo
Pro Artist: $19.99/mo *
Fans/Influencers *
Tips/Subscriptions
% of Transaction *

 **Ticketing**

$1/Ticket Fee

Venue Event Promotion *

 **Promotion/Sponsorships**

Sponsored Posts *

Upsells for promoted posts/profiles *

On Roadmap **Gigmor**

Our strategy is to build a business based on multiple revenue streams: two tiers of artist subscriptions, venue subscriptions, ticketing fees, and ads/sponsorships.

Artist subscriptions offer increased visibility, access to high profile opportunities and other promotional features. Our roadmap includes new services such as tipping and fundraising, where we will earn a percentage of the transaction.

Unit Economics and Traction



Unit Economics

- CAC: $1
- LTV: $300

Revenue

Traction

App Launched in Early March

- Signups +25% MoM
- 13K MAU
- 5.4 Sessions/Mo



Our unit economics have always been one of our core strengths. We know how to market to artists and onboard them in a very inexpensive way.

Our cost per acquisition is $1 per new member.

To date, our marketing budget has been in the low thousands per month. Raising capital will allow us accelerate our growth and grow our member base and revenues significantly.

Our churn is very low. It's historically 2%.

The ratio of the cost per acquisition to lifetime value of over $300 is extremely attractive and our revenue has grown on average 25% month over month.

Go To Market Strategy



MUSIC VENUES
Regional Rollouts, Bus Dev team and Brand Ambassadors, Industry Conferences, PR
Gigmor

Competition

Competition

	Gigmor	patreon	eventbrite	bandsintown	Beacons	KOMI
Artist Directory	✓	✓	—	✓	—	—
Venue Booking	✓	—	—	—	—	—
Social Features	✓	—	—	—	✓	✓
Ticketing	✓	—	✓	—	—	—
Event Promotion	✓	—	✓	✓	✓	✓
Fan Network	✓	✓	—	—	—	—
Tips/ Subscriptions	✓	✓	—	—	—	—

Gigmor

The Next 5 Years: LiveNation for Independent Music

5 Year Vision
Dominant global platform enabling millions of artists to earn income and grow their careers and helping fans discover, connect to and support artists.
AI-Fueled Discovery & Recommendations
Monetization Platform for 20M Creators
100M Highly Engaged Fans
Leading Global Brand



Gigmor

Forward-looking projections cannot be guaranteed.

Use of Funds





Fundraise
Raising $3M Seed Round to Scale Growth
$850K Raised in Angel Round
Milestones
Hire VP, Growth & VP, Business Development (Q3, 2023)
$1M ARR run rate (2023)
$19.99 Subscription (2023)
1M Artists, 5M Fans (2024)
Use of Funds
(000)
Online Marketing $300
Salaries $534
G&A $625
R&D $650
Sales/Marketing $900
Gigmor

Forward-looking projections cannot be guaranteed. Also, only $1.235M of the $3M will be solicited through Wefunder.

"I wish Gigmor had been around when my band was starting out!"
Tom Hamilton
Aerosmith Bass Player
Gigmor Investor
Gigmor



"Gigmor is sort of like Uber. It's a brilliant concept, easy to use and I wish I had invented it. "

Brent Harvey
Talent Agent
Founder, Hollywood Independent Music Awards

Gigmor



"Gigmor is an innovative live music platform that connects bands and venues, offering booking, ticketing and promotional services. They've booked and promoted a number of successful nights at The Mint and we look forward to working with them for years to come."

The Mint
Music Venue, Los Angeles

Gigmor

Click to Invest in Gigmor

David Baird | 310.795.0540 | david@gigmor.com
Tracy Eumont | 310.699.6397 | tracy@gigmor.com

